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                                 SKB REIT, INC.
                        1211 SW FIFTH AVENUE, SUITE 2250
                               PORTLAND, OR 97204


February 4, 2005


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549
Attention:  Amanda McManus


Re:     SKB REIT, Inc. - Withdrawal Request
        Registration Statement on Form S-11
        Registration No. 333-117072


Dear Ms. McManus:

        Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), SKB REIT, Inc. (the "Company") hereby applies for a withdrawal of the Company's Registration Statement on Form S-11 (Registration No. 333-117072), together with all amendments and exhibits thereto (collectively, the "Registration Statement"). The Registration Statement was originally filed with the Securities and Exchange Commission (the "Commission") on July 1, 2004 and was amended on October 28, 2004.

        The Company is requesting withdrawal of the Registration Statement because it has decided not to proceed with the best efforts offering of its common stock at this time. The Registration Statement has not been declared effective, no securities have been sold pursuant to the Registration Statement and all activities in respect of the offering have been discontinued.

        The Company requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company's account for future use.

        If you have any questions about this request, please contact our counsel in this matter, Glenn Smith of Kaye Scholer LLP, at (310) 788-1282.

                                                Very truly yours,

                                                SKB REIT, INC.



                                                /s/ Robert D. Scanlan
                                                -----------------------------
                                                By:    Robert D. Scanlan
                                                Title: President and
                                                       Chief Executive Officer